FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 20, 2006	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

Item 2	Date of Material Change

November 6, 2006

Item 3	News Release

The news release (the “News Release”) was issued on November 6, 2006 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release further drilling results from the Company’s current core drilling program at its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 17 core holes drilled at Twangiza that are part of a 20,000 metre drilling program.

Highlights include:

•	Hole TDD026 intersected 197.80 metres grading 2.05 g/t Au from 0.00 metres.
•	Hole TDD036 intersected 88.67 metres grading 1.91 g/t Au from 0.00 metres.
•	Hole TDD037 intersected 86.60 metres grading 2.01 g/t Au from 150.80 metres.
•	Hole TDD038 intersected 96.22 metres grading 2.33 g/t Au from 29.00 metres.
•	Hole TDD039 intersected 30.05 metres grading 2.06 g/t Au from 91.30 metres and 62.79 metres grading 2.01 g/t Au from 129.67 metres.
•	Hole TDD040 intersected 123.39 metres grading 3.01 g/t Au from 99.87 metres, including 35.69 metres grading 6.08 g/t Au from 116.78 metres.

Core holes were inclined at between minus 50 and 55 degrees and averaged 256 metres in depth with a maximum of 456 metres down the hole. Core recovery for these holes averaged 96% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 90% of the intersected widths in the holes. The mineralized sections are hosted within a series of mineralized feldspar porphyry sills and low grade, pelitic meta sediments along a northerly trending anticlinal structure. The gold mineralization is associated with pyrite and arsenopyrite sulphides and silicic, carbonate and potassic alteration.

All core holes were drilled within the Twangiza deposit except TDD024, TDD025, TDD027, TDD028, TDD030 and TDD032 which were drilled to the north of the deposit and hole TDD033 which was drilled to the south. It is interpreted that TDD033 was drilled above the southerly plunging mineralization of the Twangiza deposit. These drilling results are over a strike length of 480 metres within the Twangiza deposit with holes spaced at 40 to 80 metre sections while the drilling to the north of the Twangiza deposit was at 160 metre spaced sections. A locality plan of these drill holes is annexed to this report after page 5 of this report.

Results from the core holes are tabulated in the following table:

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM (m)	TO (m)	WIDTH (m)	(g/t)
TDD024	9683316	692876	80	55	90.97	94.14	3.17	2.45
					115.24	116.06	0.82	1.88

TDD025	9683260	693518	260	55	Unmineralized

TDD026	9682198	693580	70	50	0.00	197.80	197.80	2.05
					Including:
					41.02	70.72	29.70	7.12
					100.30	104.52	4.22	4.22
					187.24	192.52	5.28	4.92

TDD027	9683083	693508	260	55	25.56	27.21	1.65	2.28

TDD028	9682950	693611	260	55	0.00	23.80	23.80	1.79

TDD029	9682047	693665	70	50	0.00	40.00	40.00	1.48

TDD030	9682980	693827	260	55	0.00	5.73	5.73	0.76

TDD031	9681983	693672	70	50	44.23	47.74	3.51	1.08

TDD032	9683123	692957	80	55	8.86	12.92	4.06	2.22
					39.08	42.16	3.08	1.04

TDD033	9681904	693701	70	50	13.00	48.53	34.91	0.58

TDD034	9682364	693524	70	50	0.00	28.73	28.73	1.98
					72.72	87.27	14.55	0.98
					151.87	174.47	22.60	2.26
					180.08	195.17	15.09	1.64

HOLE	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION			Au
	(UTM)	(UTM)			FROM (m)	TO (m)	WIDTH (m)	(g/t)

TDD035	9681994	693622	70	50	54.92	57.43	2.51	1.78
					63.02	76.92	13.90	1.10
					174.10	192.14	18.04	0.86
					202.06	219.31	17.25	0.94
					225.46	237.40	11.94	1.36

TDD036	9682225	693534	70	50	0.00	88.67	88.67	1.91
					103.34	108.63	5.29	1.99
					118.46	125.81	7.35	1.23
					129.83	141.80	11.97	1.31
					148.69	159.00	10.31	1.02
					162.30	167.32	5.02	3.69
					172.97	188.34	15.37	1.39
					205.75	225.99	20.24	1.34
					231.08	241.50	10.42	1.73

TDD037	9682288	693448	70	50	92.00	99.72	7.72	1.79
					150.80	237.40	86.60	2.01
					247.40	250.83	3.43	2.06
					272.20	276.70	4.50	1.09
					282.50	287.00	4.50	1.82
					295.00	314.75	19.75	1.67
					337.31	341.31	4.00	3.27
					351.30	353.84	2.54	2.82
					387.96	391.14	3.18	1.15

TDD038	9682145	693537	70	50	21.87	27.00	5.13	1.81
					29.00	125.22	96.22	2.33
					146.07	161.46	15.39	2.40
					198.43	211.50	13.07	6.31
					218.33	226.52	8.19	2.12
					232.00	239.36	7.36	2.11
					258.15	277.17	19.02	2.25

TDD039	9682339	693456	70	51	3.30	9.93	6.63	0.98
					91.30	121.35	30.05	2.06
					129.67	192.46	62.79	2.01
					201.77	208.77	7.00	1.39

TDD040	9682072	693590	70	50	25.30	31.65	6.35	5.31
					49.87	78.86	28.99	2.19
					99.87	223.26	123.39	3.01
					Including:
					116.78	152.47	35.69	6.08

Holes are uncut.

Commenting on these drilling results at Twangiza, Peter Cowley, President and C.E.O. of the Company, said: “The ongoing core drilling program with four drill rigs continues to intersect wide, multiple zones of gold mineralization in areas within the deposit where previous drilling was too widely spaced to outline higher confidence mineral resources. This current drilling program is focusing on upgrading the current resource and outlining additional inferred resources.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half the sample then being pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g. sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza property is contained in the following technical reports of Michael B. Skead (who is the Company’s Vice President of Exploration and a “qualified person” as such term is defined in National Instrument 43-101): (a) a technical report dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” and (b) a technical report dated November 10, 2006 and entitled “Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. Copies of these reports can be obtained from SEDAR at www.sedar.com. Exploration at Twangiza is being conducted under the supervision of Mr. Skead (Aus.I.M.M).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company’s Vice President of Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) - (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

November 16, 2006

TWANGIZA PROJECT
DRILL HOLE LOCATIONS (6th Nov. 2006)

Lukungurhi workings
Muhuna workings
N
TDD019
TDD018
TDD027
TDD011
TDD012
TDD007
TDD010
TDD014
TDD002
TDD006
TDD008
TDD034
TDD036
TDD038
TDD040
TDD031
LEGEND
Core holes-previously reported
Core holes-reported in this release
Artisanal workings
Resource outline
metres